UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 14 - 2011 issued by TORM A/S to The Copenhagen Stock Exchange on September 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: September 27, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Major shareholder announcement pursuant to Section 29 of the Securities Trading Act and Section 55 of the Companies Act

TORM has today received the attached notification that the ultimate owner of Menfield Navigation Company Limited has today transferred her entire equity interest as a gift to the Alpha Trust with the effect that she no longer has any direct or indirect holding of shares or voting rights in TORM A/S.

By virtue of this transaction Alpha Trust has as of today increased its indirect holding of shares in TORM A/S with 14,564,704 shares to 38,020,804 shares corresponding to an increase in the ownership level in TORM A/S from 32.22% to 52.23% of the total share capital and of the voting rights.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 14 / 23 September 2011	Major shareholder announcement	Page of 1 of 1

NYBORG  RØRDAM
ADVOKATFIRMA

The Board of Directors Torm A/S Tuborg Havnevej 18 2900 Hellerup	LARS KJELDSEN Attorney-at-law +45 33 38 70 02 lk@nrlaw.dk Secretary Tina Juul Kristensen +45 33 38 70 19 tjk@nrlaw.dk File no. 5789-5 Doc 000021.doc
23 September 2011

Dear Sirs,

On behalf of Ms. Eirini Nomikou, Menfield Navigation Company Limited, Lodge Holdings Inc. and the Alpha Trust, I hereby inform you that the transactions stated below have been carried out today.

Ms. Eirini Nomikou has transferred as a gift to the Alpha Trust the entire shareholding in Lodge Holdings Inc., which holds the entire shareholding in Menfield Navigation Company Limited., which Ms. Nomikou previously controlled. Menfield Navigation Company Limited owns 14,564,704 shares (i.e. 20.01%) in Torm A/S.

Therefore, the Alpha Trust, which already controlled the entire share capital in Beltest Shipping Company Limited, which in turn owns 23,456,100 shares (i.e. 32.22%) in Torm A/S, as of today indirectly controls 38,020,804 shares in Torm A/S in total i.e. 52.23 % of the total share capital. The Alpha Trust is a family trust settled in Cyprus under Cypriot law with members of Gabriel Panayotides' Family as beneficiaries.

The transfer has been effected in accordance with Section 2(4) of Executive Order no.221 on takeover bids of 10 March 2010 issued by the Danish Financial Supervisory Authority and for this reason does not trigger a mandatory takeover bid.

The Danish Financial Supervisory Authority receives separate notifications on the above from each party.

Any queries relating to the above described transfer should be directed to: Timagenis Law Firm, 57 Notara Street, Piraeus 18535, Greece via email at: cgtimagenis@timagenislaw.com.

Yours sincerely

/s/ Lars Kjeldsen
--------------------------
Lars Kjeldsen

Store Kongensgade 77 Po box 9017 1022 Copenhagen K Partnership of limited liability companies of lawyers Bank: Danske Bank: IBAN: DK 76 3000 3154 079 041	Denmark Tel: +45 33 12 45 40 Commercial reg.no. 72 62 02 16 SWIFT-BIC: DABADKKK	Fax: +45 33 93 45 40 www.nrlaw.dk